Christopher J. Madin Vice President, Corporate Counsel Law Department The Prudential Insurance Company of America 280 Trumbull Street, Hartford, CT 06103 Tel: 860-534-6087 christopher.madin@prudential.com

May 6, 2025

Alberto H. Zapata, Esq.
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management - Disclosure Review and Accounting Office
100 F Street NE
Washington DC 20549

Re:
VUL Protector® Initial Registration Statement on Form N-6
Pruco Life Insurance Company (“Pruco Life”) (Depositor)
Pruco Life Variable Universal Account (Registrant)
Registration Nos. 333-285528 and 811-05826

Mr. Zapata:

On behalf of the above-referenced Registrant, we are providing responses to the Staff’s comments received today, May 6, 2025, on the Registration Statement noted above. The Staff’s comments and our proposed responses are as follows:

TRANSACTION FEES (p. 4)

1.Please clarify supplementally why this prospectus eliminates the Premium Based Administrative charge that the 2021 version of this product included to cover “state and federal premium taxes and other charges that are based on premiums.”

The Premium-Based Administrative Charge and Sales Charge on Premiums have been combined in order to simplify and clarify the Contract’s charges for investors. As described in the ‘Premium Charge’ section on Page 11, this charge is deducted to compensate the Company for “the costs of selling the Contracts (including commissions, advertising, the printing and distribution of prospectuses and sales literature, and any applicable federal, state or local income, premium, or excise tax).”

PERIODIC CHARGES OTHER THAN ANNUAL FUND EXPENSES (p. 6)

2.Please clarify supplementally the nature of this Contract’s No-Lapse Guarantees (“NLG”) compared to the 2021 version.

Both this Contract and the 2021 version automatically include a no-cost limited NLG. This Contract also allows customers to select one of two optional NLG’s that provide additional benefits for an additional charge.

3.Please clarify supplementally why Footnote 10 uses different representative insured assumptions than the other charges.

The average age of an applicant for VUL Protector is 65, thus this is the representative insured for most of the product features. However, Footnote 10 refers to the Enhanced Disability Benefit Rider, which is only available to applicants through age 59. For this reason we used the oldest issue age possible to illustrate the charges for this rider.

Premium Charge, (p.11)

4.Please explain supplementally the change in terminology from "sales load" to "premium charges" and describe what categories of expenses are covered by the general term "premium charges".

Please see our response to Item 1, above.

Beneficiary (p. 15)

5.Please update the disclosure to explain what “irrevocably designated” means.

We will make the following change to this section and the corresponding description in the Initial Summary Prospectus:

“The beneficiary is entitled to receive any benefit payable on the death of the insured. You may designate or, provided the beneficiary has not been irrevocably designated, change a beneficiary by sending us a request. If a beneficiary has been designated by you as "irrevocable" it cannot be changed thereafter without the consent of the irrevocable beneficiary. We may ask you to send us the Contract to be endorsed.”

Transfers and Restrictions on Transfers (p. 32)

6.Please explain supplementally why the prospectus includes a discussion about telephone instructions and liability.

This paragraph was included in the 2021 version of this Contract’s prospectus, as well the prospectuses for our other variable life insurance contracts. It is shown as an addition in the blackline we provided only because that section was reorganized. This paragraph is intended to notify investors that we will verify customers’ identity for telephone transactions, and to explain that we will not be liable for transactions where the customer’s identity has been properly verified.

Please feel free to contact me if you have any questions regarding this filing. I can be reached at (860) 543-6087 or (860) 459-2006 (cell).

Respectfully yours,

/s/ Christopher J. Madin	May 6, 2025

Christopher J. Madin Vice President and Corporate Counsel Pruco Life Insurance Company	Date

Via EDGAR
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